Mail Stop 3561

May 7, 2010

Frank A. Cappello
VP – Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street,
Cleveland, Ohio 44103

                         Re: SIFCO Industries, Inc.
                         File No. 001-05978
                         Form 10-K: For the Fiscal Year Ended September 30, 2009
                         Schedule 14A

Dear Mr. Cappello:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                           Sincerely,

                                           Lyn Shenk
                                           Branch Chief